STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 14, 2005

Via U.S. Mail and Edgar Correspondence

H. Christopher Owings

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Internet Acquisition Group, Inc.
Your Letter of December 8, 2005

Form SB-2

File No. 333-122563
Third Comment Response

Dear Mr. Owings:

This correspondence is in response to your letter dated December 8, 2005 in reference to our filing of the Form SB-2/A2 filed on November 22, 2005 on behalf of Internet Acquisition Group, your File No. 333-122563.

Prospectus Cover Page,

1.

We note your response to comment 3 in our letter of September 23, 2005. In the paragraph beginning "For a description of the plan of distribution.... " you have. duplicated the second and third sentences. Please revise.

We have deleted the duplicated sentence per your request.

Determination of Offering price, page 16

2.

We note your response to comment 5 in our letter of September 23, 2005. We are unable to locate disclosure in your filing of a private placement sale of $.010 per share, nor have you explained why you multiplied this price by a factor of 1.5. Please advise or revise.

IAG Comment Letter

Amendment 3

Dated: December 14, 2005

Please refer to footnote (14) of the Selling Security Holder chart on page 16. 120,000 shares were sold at $0.10 per share. Additionally, management poled the shareholders to determine the selling factor of 1.5 times the price paid in the last offering to determine the selling shareholder price referenced in this offering.

Plan of Operation page 29

3.

Please refer to comments 1 and 19 in our letter dated March 2, 2005, which generally asked you to disclose a specific business plan for the next twelve months commensurate with a development stage company. To eliminate any suggestion that you are a blank check company - given your lack of revenues and limited operations- please disclose that you will not engage in a reverse acquisition with an operating company for the next twelve months.

We have responded to your comment by adding the last sentence of the first paragraph of Plan of Operation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 36

4.

We note your analysis with respect to the need to provide all of the disclosures required by Item 304(a) of Regulation S-B with regard to your change in accountants. Since Beckstead and Watts were your former principal accountants, you must provide the disclosures. The reference in Item 304(a)(1) to relying on another accountant does not apply since you do not have a situation where there was a principal accountant who relied on the report of another accountant. Please provide the information we requested in comment 8 from our September 23, 2005 comment letter.

We have supplied the date of dismissal of Beckstead and Watts in addition to other 304 disclosure. Additionally we have supplied a letter from Beckstead and Watts, which is filed as Exhibit 16.

IAG Comment Letter

Amendment 3

Dated: December 14, 2005

 Financial Statements

Stock Based Compensation, Note 2

5.

In both Notes 2 and 4 you disclose information about your accounting policies related to stock based compensation. Please revise the financial statements to clarify that you have no stock based compensation plans in existence, if true.

As the Company currently does not have in place any stock based compensation plans, we have removed references to such plans from our Notes 2 and 4.

Report of Independent Registered Public Accounting Firm, page F-1

6.

Please request your accountants to revise the first sentence of the second paragraph in their audit report. We believe the report should state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). We do not believe it is appropriate to limit the standards to auditing standard No. 1, as the report now states. Please revise or advise.

Our auditors have revised their audit report in conformity with your request.

Interim Financial Statements

7.

In responding to comment 15 in our September 23, 2005 comment letter, you advised us that you revised the disclosure in the first paragraph of the report on page F-13 to delete the reference to the accompanying Securities and Exchange Commission Form 10-QSB. It does not appear that you made the change. Please revise page F-13 to make the appropriate change.

The report on Page F-13 has been revised by our auditors.

IAG Comment Letter

Amendment 3

Dated: December 14, 2005

Consent of Auditor, Exhibit 23.1

8.

Please revise the consent filed in Exhibit 23.1 to delete the reference to the audit report being incorporated by reference. We note that there is only one audit report and it is actually included in the document rather than being incorporated by reference.

Our Auditor’s have revised their consent to remove any incorporating by reference. See the Exhibit 23.1 attached to the registration.

Legality Opinion, Exhibit 5.1

9.

We note this legality opinion states that it speaks "as of the date hereof." This implies that the opinion is valid only as of November 22, 2005, the date you filed your amendment. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

We intended to insert the date of the opinion on the date of effectiveness; however as a result of your comment we have removed the quoted language. See the Exhibit 5.1 attached to the registration.

Respectfully Submitted,

/s/ Donald Stoecklein

Donald J. Stoecklein